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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th St

(No. and Street)

Portland   Oregon   97209
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gayle L. Veber   503-345-5840
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frederick K. Erickson, CPA

(Name – if individual, state last, first, middle name)

P.O. Box 395   Troutdale   Oregon   97060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Gayle L. Veber _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veber Partners, LLC _____, as of December 31 _____, 20 13 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Managing Member
Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. Box 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT

To the Members
  Veber Partners, LLC

I have audited the accompanying financial statements of Veber Partners, LLC (an Oregon Limited Liability Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, LLC as December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

February 5, 2014

VEBER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 and 2012

A S S E T S

	2013	2012
CURRENT ASSETS:		
Cash	$131,545	$150,262
Accounts receivable	96,681	11,000
Employee advance	25,000	-
Prepaid expenses	-	7,664
Total current assets	253,226	168,926
FURNITURE AND EQUIPMENT	71,648	70,581
Less-Accumulated depreciation	(62,668)	(62,038)
Net furniture and equipment	8,980	8,543
NON-MARKETABLE SECURITIES (Note 5)	2	99
Total assets	$262,208	$177,568

LIABILITIES AND MEMBERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Accounts payable	$ 6,096	$ 7,165
Accrued SIPC fee	935	-
Accrued city and county tax	-	12,596
Total current liabilities	7,031	19,761
COMMITMENTS (Note 4)		
MEMBERS' EQUITY	255,177	157,807
Total liabilities and equity	$262,208	$177,568

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
REVENUES:		
Financial consulting and retainer fees	$169,057	$ 89,332
Success fees	376,000	795,205
Total revenue	545,057	884,537
OPERATING EXPENSES:		
Employee compensation and benefits	113,864	347,558
Payroll taxes	8,189	25,705
Member compensation and benefits	1,368	1,303
Advertising and promotion	4,136	9,230
Business information services	324	2,243
Professional and consulting fees	25,178	27,656
Rent	93,600	93,600
General and administrative expense	112,446	102,186
Depreciation	630	2,983
Bad debt expense	-	15,750
Total operating expenses	359,735	628,214
Net income	$185,322	$256,323

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

BALANCE, December 31, 2011	$264,951
Cash distributions to members, net	(363,467)
Net income for 2012	256,323
BALANCE, December 31, 2012	157,807
Cash distributions to members	(87,952)
Net income for 2013	185,322
BALANCE, December 31, 2013	$255,177

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
CASH PROVIDED (USED):		
Operations-		
Net income	$185,322	$256,323
Expenses in net income not using cash-		
Depreciation expense	630	2,983
Write-off of investments	97	-
Changes in assets and liabilities		
affecting operations-		
Accounts receivable	(85,681)	149,479
Prepaid expenses	7,664	2,209
Employee advance	(25,000)	-
Accounts payable	(1,069)	(752)
Accrued liabilities	(11,661)	5,984
Cash provided by operations	70,302	416,226
Investing-		
Purchase of equipment	(1,067)	-
Cash used by investing	(1,067)	-
Financing-		
Distributions to members	(87,952)	(363,467)
Cash used by financing	(87,952)	(363,467)
Increase (decrease) in cash	(18,717)	52,759
CASH, Beginning of year	150,262	97,503
CASH, End of year	$131,545	$150,262

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, LLC (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the regulatory organization presently known as the Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expense was $4,136 and $9,230 for the years ending December 31, 2013 and 2012, respectively.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues: financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable represent billings to clients which remain unpaid at the balance sheet date. Management evaluates trade accounts on a regular basis and when an account is considered uncollectible, it is written off. There were $0 and $15,750 of accounts receivable written off in 2013 and 2012, respectively. At December 31, 2013 and 2012, receivables 90 days or more outstanding were $3,392 and $0, respectively. In management's opinion, a reserve for doubtful accounts is not required.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	5-7 years
Software	3-5 years
Leasehold improvements	7-15 years

Depreciation expense was $630 and $2,983 in 2013 and 2012, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax in 2013 or 2012. The Company paid $45 and $10 in interest in 2013 and 2012, respectively.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2013 and 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any open tax years. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

Subsequent Events

For purposes of evaluating the effect of subsequent events on these financial statements, known events occurring through February 5, 2014, the date of the date the statements were available to be issued have been considered.

2.   CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2012, the four largest clients accounted for 80% of revenue and the largest client accounted for 24% of total revenue. In 2013, the three largest clients accounted for 81% of revenue and the largest client accounted for 40% of revenue. Given the nature of the Company's business, revenues in 2014 are likely to be generated by different clients than those who generated revenues in the past.

3.   RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2013 and 2012 the Company did not make any contributions to the plan.

4.   COMMITMENTS:

The Company leases its offices under a month to month lease. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2013 and 2012. Total rent expense paid to Pearl Properties was $93,600 in 2013 and 2012.

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc. and Routeware, Inc. These investments are carried at cost of $2.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $124,514 and $130,501 and its ratio of aggregate indebtedness to net capital was .057 to 1 and .151 to 1.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

The Company maintains checking and money market accounts in a commercial bank. Cash in these accounts may at times exceed the FDIC insured limit of $250,000.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

To the Members
  Veber Partners, LLC

I have audited the financial statements of Veber Partners, LLC as of and for the year ended December 31, 2013 and have issued my report thereon dated February 5, 2014 which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

February 5, 2014

VEBER PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

NET CAPITAL:

Total members' equity at December 31, 2013	$255,177
Deductions of non-allowable assets -	
Client receivables	(96,681)
Furniture and equipment, net	(8,980)
Prepaid expenses and advances	(25,000)
Other investments	(2)
Total deductions	(130,663)
Net capital	124,514
Minimum net capital required	5,000
Excess of net capital on hand over minimum required net Capital	$119,514

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition -	
Accounts payable	$ 6,096
Other accrued liabilities	935
Total aggregate indebtedness	$ 7,031

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.057 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:
(Included in Part IIA Form X-17A-5 as of December 31, 2013)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$124,514
Audit adjustment	-
Net capital per above	$124,514

The accompanying notes are an integral part of this schedule.

FREDERICK K. ERICKSON

CERTIFIED PUBLIC ACCOUNTANT

P. O. BOX 395

TROUTDALE, OREGON 97060

(503) 492-4411

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Members
  Veber Partners, LLC

In planning and performing my audit of the financial statements of Veber
Partners, LLC (the Company), as of and for the year ended December 31, 2013, in
accordance with auditing standards generally accepted in the United States of
America, I considered the Company's internal control over financial reporting
(internal control) as a basis for designing my auditing procedures for the
purpose of expressing my opinion on the financial statements, but not for the
purpose of expressing an opinion on the effectiveness of the Company's internal
control. Accordingly, I do not express an opinion of the effectiveness of the
Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), I have made a study of the practices and procedures followed by
the Company, including consideration of control activities for safeguarding
securities. This study included tests of such practices and procedures that I
considered relevant to the objectives stated in Rule 17a-5(g) in the making the
periodic computations of aggregate indebtedness (or aggregate debits) and net
capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of Rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer
securities, I did not review the practices and procedures followed by the company
in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred to in the
preceding paragraph. In fulfilling this responsibility, estimates and judgments
by management are required to assess the expected benefits and related costs of
controls, and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's previously mentioned objectives. Two of the objectives of
internal control and the practices and procedures are to provide management with
reasonable but not absolute assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition
and that transactions are executed in accordance with management's authorization
and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2014

FREDERICK K. ERICKSON

CERTIFIED PUBLIC ACCOUNTANT

P. O. BOX 395

TROUTDALE, OREGON 97060

(503) 492-4411

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
 Veber Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Veber Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Veber Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Veber Partners, LLC's management is responsible for the Veber Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. I compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by examining canceled checks paid to and endorsed by Securities Investor Protection Corporation (SPIC) for the period from January 1, 2013 to December 31, 2013 noting no differences.

2. I compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. I searched for adjustments to report in Form SIPC-7 and found no adjustments to report.

4. I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 by recalculating the results noted in SIPC-7 for the year ended December 31, 2013, noting no differences.

5. I noted there were no overpayments to apply on General Assessment Reconciliation Form SIPC-7 for the period ended December 31, 2013.

I was not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12-31-13__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
048561 FINRA DEC
VEBER PARTNERS LLC 10*21
605 NW 11TH AVE
PORTLAND, OR  97209-3235
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gayle L. Veber 503 229 4400

2. A. General Assessment (item 2e from page 2) .... $ __1,363__

   B. Less payment made with SIPC-6 filed (exclude interest) .... (__425__)
   __7-25-13__
   _____
   Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... __938__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ __938__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ __938__

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Veber Partners, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __22__ day of __January__, 20__14__.

Managing Member
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

SIPC

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-13
and ending ----

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 545,057

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
- (2) Net loss from principal transactions in securities in trading accounts.
- (3) Net loss from principal transactions in commodities in trading accounts.
- (4) Interest and dividend expense deducted in determining item 2a.
- (5) Net loss from management of or participation in the underwriting or distribution of securities.
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
- (7) Net loss from securities in investment accounts.

        Total additions   -0-

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
- (2) Revenues from commodity transactions.
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
- (4) Reimbursements for postage in connection with proxy solicitation.
- (5) Net gain from securities in investment accounts.
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   -0-

2d. SIPC Net Operating Revenues $ 545,057

2e. General Assessment @ .0025 $ 1,363



VEBER PARTNERS, LLC
=========================

ANNUAL REPORT

AS OF DECEMBER 31, 2013

VEBER PARTNERS LLC

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  605 NW 11th St

                (No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle L. Veber   503-345-5840

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Frederick K. Erickson, CPA

          (Name – if individual, state last, first, middle name)

P.O. Box 395	Troutdale	Oregon	97060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

VEBER PARTNERS, LLC
================================

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 and 2012

TOGETHER WITH AUDITOR'S REPORT

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. Box 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT

To the Members
  Veber Partners, LLC

I have audited the accompanying financial statements of Veber Partners, LLC (an Oregon Limited Liability Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, LLC as December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

February 5, 2014

VEBER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 and 2012

A S S E T S

	2013	2012
CURRENT ASSETS:		
Cash	$131,545	$150,262
Accounts receivable	96,681	11,000
Employee advance	25,000	-
Prepaid expenses	-	7,664
Total current assets	253,226	168,926
FURNITURE AND EQUIPMENT	71,648	70,581
Less-Accumulated depreciation	(62,668)	(62,038)
Net furniture and equipment	8,980	8,543
NON-MARKETABLE SECURITIES (Note 5)	2	99
Total assets	$262,208	$177,568

LIABILITIES AND MEMBERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Accounts payable	$ 6,096	$ 7,165
Accrued SIPC fee	935	-
Accrued city and county tax	-	12,596
Total current liabilities	7,031	19,761
COMMITMENTS (Note 4)		
MEMBERS' EQUITY	255,177	157,807
Total liabilities and equity	$262,208	$177,568

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
REVENUES:		
Financial consulting and retainer fees	$169,057	$ 89,332
Success fees	376,000	795,205
Total revenue	545,057	884,537
OPERATING EXPENSES:		
Employee compensation and benefits	113,864	347,558
Payroll taxes	8,189	25,705
Member compensation and benefits	1,368	1,303
Advertising and promotion	4,136	9,230
Business information services	324	2,243
Professional and consulting fees	25,178	27,656
Rent	93,600	93,600
General and administrative expense	112,446	102,186
Depreciation	630	2,983
Bad debt expense	-	15,750
Total operating expenses	359,735	628,214
Net income	$185,322	$256,323

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

BALANCE, December 31, 2011	$264,951
Cash distributions to members, net	(363,467)
Net income for 2012	256,323

BALANCE, December 31, 2012	157,807
Cash distributions to members	(87,952)
Net income for 2013	185,322

BALANCE, December 31, 2013	$255,177
	========

The accompanying notes are an integral part of this statement.

-5-

VEBER PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
CASH PROVIDED (USED):		
Operations-		
Net income	$185,322	$256,323
Expenses in net income not using cash-		
Depreciation expense	630	2,983
Write-off of investments	97	-
Changes in assets and liabilities		
affecting operations-		
Accounts receivable	(85,681)	149,479
Prepaid expenses	7,664	2,209
Employee advance	(25,000)	-
Accounts payable	(1,069)	(752)
Accrued liabilities	(11,661)	5,984
Cash provided by operations	70,302	416,226
Investing-		
Purchase of equipment	(1,067)	-
Cash used by investing	(1,067)	-
Financing-		
Distributions to members	(87,952)	(363,467)
Cash used by financing	(87,952)	(363,467)
Increase (decrease) in cash	(18,717)	52,759
CASH, Beginning of year	150,262	97,503
CASH, End of year	$131,545	$150,262

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, LLC (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the regulatory organization presently known as the Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expense was $4,136 and $9,230 for the years ending December 31, 2013 and 2012, respectively.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues: financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable represent billings to clients which remain unpaid at the balance sheet date. Management evaluates trade accounts on a regular basis and when an account is considered uncollectible, it is written off. There were $0 and $15,750 of accounts receivable written off in 2013 and 2012, respectively. At December 31, 2013 and 2012, receivables 90 days or more outstanding were $3,392 and $0, respectively. In management's opinion, a reserve for doubtful accounts is not required.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	5-7 years
Software	3-5 years
Leasehold improvements	7-15 years

Depreciation expense was $630 and $2,983 in 2013 and 2012, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax in 2013 or 2012. The Company paid $45 and $10 in interest in 2013 and 2012, respectively.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2013 and 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any open tax years. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

Subsequent Events

For purposes of evaluating the effect of subsequent events on these financial statements, known events occurring through February 5, 2014, the date of the date the statements were available to be issued have been considered.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2012, the four largest clients accounted for 80% of revenue and the largest client accounted for 24% of total revenue. In 2013, the three largest clients accounted for 81% of revenue and the largest client accounted for 40% of revenue. Given the nature of the Company's business, revenues in 2014 are likely to be generated by different clients than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2013 and 2012 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices under a month to month lease. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2013 and 2012. Total rent expense paid to Pearl Properties was $93,600 in 2013 and 2012.

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc. and Routeware, Inc. These investments are carried at cost of $2.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $124,514 and $130,501 and its ratio of aggregate indebtedness to net capital was .057 to 1 and .151 to 1.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

The Company maintains checking and money market accounts in a commercial bank. Cash in these accounts may at times exceed the FDIC insured limit of $250,000.

VEBER PARTNERS, LLC
=======================

ANNUAL REPORT

AS OF DECEMBER 31, 2013

VEBER PARTNERS LLC

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2013